Exhibit 99.3

Q2 2017 % Change Y/Y Total Revenues $130.6 million +10% Sparkling Water Maker Units 859,000 +35% CO 2 Refill Units 8.3 million +10% Flavor Units 5.3 million - 11% Net Income $14.4 million +84% EPS (1) $0.64 +74% Financial Highlights Q2 2017 (1) Based on 22.5 million weighted shares outstanding in Q2 2017 and 21.3 million weighted shares outstanding in Q2 2016

Quarterly Revenue 2014 - 2017 (in $ millions) Quarterly Revenue Change 118.2 141.2 125.9 126.5 91.3 101.7 110.0 112.9 100.9 119.2 124.2 131.8 115.3 130.6 Q1 Q2 Q3 Q4 2014 2015 2016 2017

Quarterly Sparkling Water Maker Unit Sales 2014 - 2017 (in thousands ) Quarterly Sparkling Water Maker Units Change 604 785 818 1,018 518 491 639 769 575 637 788 941 770 859 Q1 Q2 Q3 Q4 2014 2015 2016 2017

Quarterly Refill Unit Sales 2014 - 2017 (in millions) Quarterly CO 2 Refill Units Change 5.8 6.5 6.4 6.3 6.0 6.9 7.0 6.7 6.8 7.5 7.7 7.4 7.6 8.3 Q1 Q2 Q3 Q4 2014 2015 2016 2017

Quarterly Flavor Unit Sales 2014 - 2017 (in millions) Quarterly Flavor Units Change 8.4 9.3 7.6 6.1 4.9 5.1 6.7 5.6 5.3 6.0 5.5 5.2 5.2 5.3 Q1 Q2 Q3 Q4 2014 2015 2016 2017

Consolidated Statements of Operations 2017 vs. 2016 Q2 - 2016 Q2 - 2017 H1 - 2016 H1 - 2017 Reported Reported Reported Reported (Unaudited (Unaudited) (Unaudited) (Unaudited) Revenue $119,164 $130,637 $220,037 $245,929 Cost of revenue 58,695 61,218 108,396 115,793 Gross profit 60,469 69,419 111,641 130,136 Operating expenses Sales and marketing 38,022 40,855 70,693 75,677 General and administrative 10,969 11,617 21,550 21,652 Other expenses, net 2,327 142 2,327 142 Total operating expenses 51,318 52,614 94,570 97,471 Operating income 9,151 16,805 17,071 32,665 Interest expense (income), net 215 (108) 254 (161) Other financial expense (income), net (21) 753 850 (247) Total financial expense (income), net 194 645 1,104 (408) Income before income taxes 8,957 16,160 15,967 33,073 Income tax expense (tax benefit) 1,142 1,790 2,059 3,969 Net income for the period $7,815 $14,370 $13,908 $29,104 Net income per share Basic $0.37 $0.66 $0.66 $1.34 Diluted $0.37 $0.64 $0.66 $1.30 Weighted average number of shares Basic 21,137 21,794 21,118 21,673 Diluted 21,275 22,502 21,198 22,464